Exhibit (a)(3)

Coty Inc. Issues Statement Regarding the Extension of the Tender Offer by an Affiliate of

JAB Holding Company S.à r.l.

NEW YORK – April 1, 2019 — Coty Inc. (the “Company” or “Coty”) (NYSE: COTY) notes the extension of the tender offer (the “Offer”) by Cottage Holdco B.V. (“Offeror”), an affiliate of JAB Holding Company S.à r.l. (“JAB”), to purchase up to 150,000,000 shares of the Company’s Class A common stock (the “Shares”) at a price of $11.65 per share in cash.

The Company has been informed by Offeror that the expiration date of the Offer has been extended by Offeror from 5:00 P.M., New York City Time, on March 29, 2019 to 5:00 P.M., New York City Time, on April 15, 2019, subject to the further extension or earlier termination of the Offer by Offeror.

The Offer remains subject to various closing conditions stated in Offeror’s tender offer materials, including the receipt of regulatory approvals, clearances and applicable waiting periods. As of April 1, 2019, Offeror has informed the Company that required regulatory approvals, clearances or applicable waiting periods have been received or expired in Brazil, Canada, China, the European Union, Mexico, South Africa, Turkey, Ukraine, the United Kingdom and the United States. Regulatory clearance in Russia remains outstanding.

Important Additional Information

This communication does not constitute an offer to buy or solicitation of an offer to sell any securities. The Company has filed an amendment and restatement of its Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC. BEFORE MAKING ANY INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE AMENDED SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION. These materials are available free of charge by contacting the Company’s information agent, Okapi Partners LLC, toll-free at (877) 629-6356 or by contacting the Company’s Investor Relations Department at 350 Fifth Avenue, New York, New York 10118 or calling 212-389-7300. In addition, all of these materials (and all other tender offer documents filed with the SEC) are available free of charge from the SEC through its website at www.sec.gov.

About Coty Inc.

Coty is one of the world’s largest beauty companies with over $9 billion in revenue, an iconic portfolio of brands and a purpose to celebrate and liberate the diversity of consumers’ beauty. We believe the beauty of humanity lies in the individuality of its people; beauty is at its best when authentic; and beauty should make you feel happy, never sad. As the global leader in fragrance, a strong number two in professional salon hair color & styling, and number three in color cosmetics, Coty operates three divisions: Consumer Beauty, which is focused on mass color cosmetics, mass retail hair coloring and styling products, body care and mass fragrances with brands such as COVERGIRL, Max Factor, Sally Hansen and Rimmel; Luxury, which is focused on prestige fragrances and skincare with brands such as Calvin Klein, Burberry, Marc Jacobs, Hugo Boss, Gucci and philosophy; and Professional Beauty, which is focused on servicing salon owners and professionals in both hair and nail, with brands such as Wella Professionals, Sebastian Professional, OPI and ghd. Coty has approximately 20,000 colleagues globally and its products are sold in over 150 countries. Coty and its brands are committed to a range of social causes as well as seeking to minimize its impact on the environment.

For additional information about Coty Inc., please visit www.coty.com.

For more information:

Investor Relations

Christina Frank, +1 212 389-6802

christina_frank@cotyinc.com

Olga Levinzon, +1 212 389-7733

olga_levinzon@cotyinc.com

Media

Jennifer Friedman, +1 917 754-8399

jennifer_friedman@cotyinc.com